                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of [April], 2004


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (  X  )          Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                 No (  X  )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.











     The registrant files with the Korea Securities Exchange the notice dated April 20, 2004. Attached is English language version of the notice.

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The following table sets forth the disposal summary of affiliated company,
Mobile Game Co., Ltd.

--------------------------------------------------------------------------------
1. Subject company                  Name of the company   Mobile Game Co., Ltd.
                                    --------------------------------------------
                                    CEO                   Soon-Do Kwon
                                    --------------------------------------------
                                    Capital               466,800,000 won
                                    --------------------------------------------
                                    Total Assets          1,030,172,393 won
                                    --------------------------------------------
                                    Core Business         Internet & Mobile Game
--------------------------------------------------------------------------------
2. The total amount of disposal     421,083,000 won
--------------------------------------------------------------------------------
  - Number of shares                467,870 shares
--------------------------------------------------------------------------------
  - Shareholding ratio              -
    after the disposal
--------------------------------------------------------------------------------
3. Related Group Name               Mirae Corporation
--------------------------------------------------------------------------------
4. Number of affiliate companies    Before                11
                                    --------------------------------------------
                                    After                 10
--------------------------------------------------------------------------------
5. Total Assets of affiliated       Before                299,507,311,098 won
companies
                                    --------------------------------------------
                                    After                 298,477,138,705 won
--------------------------------------------------------------------------------
6. Reason of Disposal               To ensure Mobile Game's potential growth
                                    through a strategic alliance with Mforma
                                    Group in USA.
--------------------------------------------------------------------------------
7. Date of Decision                 April 19, 2004
--------------------------------------------------------------------------------
8. Others                           This transaction is the shareholding
                                    disposal of Mobile Game, an affiliate of
                                    Cyber Bank Corporation, which is an
                                    affiliate of Mirae Corporation.
--------------------------------------------------------------------------------


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                                   SIGNATURES








     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April 20, 2004






















By       MiRi Chung
   -----------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team




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